File No. 70-8949



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                               GULF POWER COMPANY
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Warren E. Tate
                             Secretary and Treasurer
                               Gulf Power Company
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

                   (Names and addresses of agents for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

     W. L. Westbrook                              John D. McLanahan, Esq.
 Financial Vice President                          Troutman Sanders LLP
   The Southern Company                         600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                              Suite 5200
  Atlanta, Georgia 30303                        Atlanta, Georgia 30308-2216



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                              INFORMATION REQUIRED

Item 3.        Applicable Statutory Provisions.

     Item 3 is hereby amended by replacing the Rule 54 Analysis with the following:
     Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At May 31, 1997, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.117 billion, or about 56.78% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 1997 ($3,728 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of

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certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. certain financing transactions by Gulf) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1996, that ratio was 52.9% equity and 47.1% debt (including $1.74 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs); and as of March 31, 1997, following completion of Southern's acquisition of a controlling interest in Consolidated Electric Power Asia Ltd., the comparable ratio was 48.7% equity and 51.3% debt (including $3.82 billion of long-term,

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non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, taking into consideration, among other things, the proposed issuance of Revenue Bonds, new Bonds and new Preferred Stock by Gulf Power Company, there is no significant effect on consolidated capitalization. The common equity component of Southern's pro forma consolidated capitalization represents 37.7% of total capitalization at March 31, 1997. Thus, since the date of the Rule
53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern Company. Specifically, in January 1997 Standard & Poor's assigned Southern Company its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern Company corporate rating, are all "A+". As a point of reference, the consolidated pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 42.8%, which is solidly below the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.1
         Southern's consolidated retained earnings grew on average approximately 8.8% per year from 1991 through 1995. In 1996, consolidated retained earnings increased $280,365,000, or slightly more than 8%. The small reduction in the rate of earnings growth was primarily attributable to reduced domestic utility




         1 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.




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sales due to mild weather conditions throughout most of 1996 in the southeastern
United States. Earnings attributable to Southern's investments in EWGs and FUCOs continued to contribute modestly to consolidated retained earnings.
         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.
         Reference is made to Exhibit G filed herewith which reflects capitalization at March 31, 1997 and the Statement of Income for the twelve months ended March 31, 1997 for The Southern Company and subsidiaries consolidated. In addition, the exhibit is adjusted to give effect to, among other things, the proposed issuance of the Revenue Bonds, the new Bonds and the new Preferred Stock by Gulf.

                                    SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 1997                           GULF POWER COMPANY



                                                By: /s/Wayne Boston
                                                       Wayne Boston
                                                   Assistant Secretary